UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: July 2008
Commission File Number: 000-50393
BELLUS Health Inc.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 16, 2008	BELLUS Health Inc.
	By:	/s/ David Skinner
David Skinner, Vice-President
General Counsel and Corporate Secretary

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

For further information, please contact:

Lise Hébert, Ph.D. Vice President, Corporate Communications	Tel: (450) 680-4570 lhebert@bellushealth.com
BELLUS HEALTH SIGNS AGREEMENT TO ACQUIRE INNODIA
LAVAL, QUEBEC, July 16, 2008 — BELLUS Health Inc. (NASDAQ: BLUS; TSX: BLU, formerly known as Neurochem Inc.) announced today that it has signed a definitive agreement to purchase capital stock of Innodia Inc. This will result in the BELLUS Health Group owning 100% of the capital stock, thereby acquiring all of the business of Innodia including the intellectual property assets related to its diabetes and obesity projects. BELLUS Health has also effectively regained the rights to a diabetes project and certain compounds previously licensed by it to Innodia and, as a result, now holds the exclusive rights to BELLUS Health’s diabetes platform and all related compounds. Innodia Inc. is a private company engaged in developing compounds for the treatment of diabetes, obesity and related metabolic conditions and diseases.
The purchase price, in the amount of approximately $1.3 million including the purchase of the outstanding debt from Investissement Québec, will be paid by the issuance from treasury of BELLUS Health common shares. Additional consideration consisting either in treasury shares or cash, at the option of BELLUS Health, is conditionally payable on the first anniversary of the closing of the transaction, contingent upon the determination of the value of certain assets at that time. The total purchase price is expected to approximate the net assets of Innodia. Innodia has secured credit facilities available of approximately $3 million and tax losses of more than $25 million. The Toronto Stock Exchange has issued an approval letter in respect of the transaction subject to customary conditions. A significant number of the shares to be issued will be subject to a hold period under applicable securities legislation.
“BELLUS Health’s acquisition of Innodia is a timely opportunity because it allows the Company to gain access to Innodia’s expertise and rights in diabetes and obesity at an attractive price and will help accelerate our own projects in diabetes and expand our pipeline through Innodia’s identified candidate leads,” said Dr. Francesco Bellini, Chairman, President and CEO of BELLUS Health. “Several members of the Innodia research team will share their know-how in diabetes and metabolic syndrome, thereby reinforcing the existing expertise of the BELLUS Health Group and prove useful to further advance the related programs,” Dr. Bellini concluded.

NC-503: Phase II Proof-of-Concept Clinical Trial in Diabetes Ongoing
BELLUS Health announced early in 2008 that it was studying NC-503 for the treatment of Type II diabetes and certain features of metabolic syndrome. Results from animal studies using a rat model of diabetes and metabolic syndrome have shown that NC-503 decreases the glycemic levels in obese diabetic, Zucker rats, when compared to the control group, preserves 40% more pancreatic islet cells secreting insulin than in the control group and protects kidney function.
This program has now advanced into a Phase II clinical trial in diabetic patients in Canada. The study is a 26-week, double-blind, placebo-controlled, randomized study. Interim results are expected in late 2008 or early 2009. The first patient for this study was enrolled in the spring of 2008.
About BELLUS Health
BELLUS Health is a global health company focused on the development and commercialization of products to provide innovative health solutions to address critical unmet medical needs.
To Contact BELLUS Health
For additional information on BELLUS Health and its programs, please call the Canada and United States toll-free number
1-877-680-4500 or visit the Web Site at www.bellushealth.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond BELLUS Health Inc.’s (formerly known as Neurochem Inc.) control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the BELLUS Health Group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of BELLUS Health Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and BELLUS Health Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see the Annual Information Form of BELLUS Health Inc. for further risk factors that might affect the BELLUS Health Group and its business.